Exhibit 99.1

EXECUTION VERSION

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

AMENDMENT NO. 1 (this “Amendment”), dated May 11, 2018, to the Agreement and Plan of Merger, dated as of March 18, 2018 (the “Merger Agreement”), among KLA-Tencor Corporation, a Delaware corporation (“Parent”), Tiburon Merger Sub Technologies Ltd., a company organized under the Laws of the State of Israel and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Orbotech Ltd., a company organized under the Laws of the State of Israel (the “Company,” and together with Parent and Merger Sub, the “Parties”). Capitalized terms used in this Amendment and not otherwise defined shall have the meaning given to them in the Merger Agreement.

RECITALS

A.    Section 8.4 of the Merger Agreement provides that, subject to Applicable Law, the Merger Agreement may be amended at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company, except that if the Merger Agreement has been approved by the shareholders of the Company in accordance with Israeli law, no amendment shall be made to the Merger Agreement that requires the approval of such shareholders of the Company without such approval.

B.    As of the date of this Amendment, the Merger Agreement has not yet been approved by the shareholders of the Company.

C.    Parent, Merger Sub, and the Company intended to provide in the Merger Agreement that each Company Share held in the treasury of the Company (dormant shares), together with any Company Shares reserved for future grants under the Company Plans, or owned by the 102 Trustee on behalf of the Company, or held by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time, if any, would remain outstanding after the Effective Time, with no Merger Consideration or any other consideration due or delivered in exchange therefor.

D.    Parent, Merger Sub, and the Company also desire to clarify that, notwithstanding anything in the Merger Agreement to the contrary, Merger Sub (and, as a result of the Merger, the Surviving Company) may be a wholly owned direct or indirect Subsidiary of Parent.

E.    In addition, the Company has received confirmation from the Investment Center that the approval of the Investment Center is not required with respect to the change in ownership of the Company to be effected by the Merger.

F.    Parent, Merger Sub, and the Company desire to amend certain terms of the Merger Agreement and to make certain acknowledgments as set forth below to properly reflect the intent set forth in Recitals C, D and E.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the matters set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound, Parent, Merger Sub, and the Company hereby agree as follows:

1.    Owned Company Shares. Section 2.7(a)(ii) of the Merger Agreement is amended and restated as follows:

“(ii)    Owned Company Shares. Each Company Share held in the treasury of the Company (dormant shares), together with any Company Shares reserved for future grants under the Company Plans, or owned by the 102 Trustee on behalf of the Company, or held by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time (collectively, the “Excluded Company Shares”), if any, shall remain outstanding, and no Merger Consideration or any other consideration shall be due or delivered in exchange therefor.”

2.    Treatment of Company Options. Section 2.9 of the Merger Agreement is amended and restated as follows:

“2.9    No Further Ownership Rights in Company Shares. From and after the Effective Time, except for Excluded Company Shares which shall be treated in accordance with Section 2.7(a)(ii), all issued and outstanding Company Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Share theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender or acknowledgment of the conversion thereof in accordance with the provisions of Section 2.8. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than Excluded Company Shares. If, after the Effective Time, for any reason (a) Certificates are presented to the Surviving Company, or (b) acknowledgments are delivered to the Exchange Fund Agent of the conversion of any Uncertificated Shares, such Certificates or Uncertificated Shares, as the case may be, shall be cancelled and the holder thereof shall be entitled to receive the Merger Consideration, in each case as provided for, and in accordance with the procedures set forth, in this Article II.”

3.    Merger Sub. Parent, Merger Sub, and the Company hereby agree and acknowledge that, (a) notwithstanding any reference in the Merger Agreement (i) to Merger Sub as an “indirect wholly owned subsidiary of Parent” or (ii) that, as a result of the Merger, the Surviving Company shall become “an indirect wholly owned direct Subsidiary of Parent” or an “indirect wholly owned Subsidiary of Parent,” Merger Sub may be (and the Surviving Company may become, as a result of the Merger) either a wholly owned direct or a wholly owned indirect Subsidiary of Parent, and (b) any reference in the Merger Agreement to any action to be taken by the “sole shareholder of Merger Sub” shall be deemed to include any such action that is taken by the unanimous approval of each of the shareholders of Merger Sub, in the event there is more than one such shareholder at the applicable time.

4.    Investment Center Approval. Parent, Merger Sub and the Company hereby agree and acknowledge that, notwithstanding anything in the Merger Agreement to the contrary, the confirmation provided by the Investment Center to the Company on April 29, 2018, that the approval of the Investment Center is not required with respect to the change in ownership of the Company, shall be deemed to constitute the “Investment Center Approval” under the Merger Agreement and shall satisfy the condition to Closing set forth in Section 7.1(i) of the Merger Agreement, unless revoked, withdrawn, or amended by the Investment Center prior to Closing.

5.    Headings. The headings set forth in this Amendment are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Amendment or any term or provision hereof.

6.    Confirmation of the Merger Agreement. Other than as expressly modified pursuant to this Amendment, all provisions of the Merger Agreement remain unmodified and in full force and effect.

7.    Miscellaneous. The provisions of Section 8.4 and Article IX (other than Section 9.1) of the Merger Agreement shall apply to this Amendment, mutatis mutandis.

[Signature page follows.]

IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have executed this Amendment as of the date written above.

KLA-TENCOR CORPORATION

By:	/s/ RICHARD P. WALLACE
Name:	Richard P. Wallace
Title:	President and Chief Executive Officer

TIBURON MERGER SUB TECHNOLOGIES LTD.

By:	/S/ VIRENDRA KIRLOSKAR
Name:	Virendra Kirloskar
Title:	Director

ORBOTECH LTD.

By:	/S/ ASHER LEVY
Name:	Asher Levy
Title:	Chief Executive Officer

By:	/S/ AMICHAI STEIMBERG
Name:	Amichai Steimberg
Title:	President and Chief Operating Officer